UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

SUMMARY OF THE RESOLUTIONS APPROVED BY THE ANNUAL GENERAL AND
EXTRAORDINARY SHAREHOLDERS’ MEETING OF GRUPO AEROPORTUARIO DEL CENTRO
NORTE, S.A.B. DE C.V., ON APRIL 3, 2008.

(I)	Reports of the Board of Directors in accordance with Article 28, Part IV, Paragraphs D and E of the Mexican Stock Exchange Law with respect to the fiscal year ended December 31, 2007.

The reports were made to the shareholders, in accordance with the first agenda item.

(II)	Reports and opinions with respect to the matters included in Article 28, Part IV, Paragraphs A, B, C and E of the Mexican Stock Exchange Law, including the Fiscal Report.

The reports were made to the shareholders, in accordance with the second agenda item.

(III)	Discussion and approval of the reports referred to in items I and II above.

The following resolutions were approved by a vote of 359,326,725 shares:

FIRST.- The reports of the Board of Directors and of the Chief Executive Officer were approved in their entirety, including the audited financial statements for the 2007 fiscal year, the Tax Report, as well as the reports of the Committees that assist the Board of Directors.

SECOND.- Attach to the Minutes of the Shareholders’ Meeting a copy of the reports referred to in the prior point.

(IV)	Allocation of net income, increase in reserves, allocation of stock repurchase reserve, and declaration of dividends.

The following resolutions were approved by a vote of 369,778,581 shares:

FIRST.- The allocation of net income and the determination of the final amounts were approved in the form proposed by the Board of Directors and in accordance with the presentation of the Chairman of the Board.

SECOND.- The use of Ps. 300,000,000 during 2008 was authorized for repurchases of Series B shares, in addition to the Ps. 100,000,000 that was authorized in 2007.

THIRD.- Payment of a cash dividend of Ps. 434,240,0000, equivalent to Ps. 1.0856 per share, was approved, to be paid in four equal quarterly installments as follows: on July 15, 2008, against delivery of Coupon 5; October 15, 2008, against delivery of Coupon 6; January 15, 2009, against delivery of Coupon 7; and April 15, 2009, against delivery of Coupon 8; which coupons are attached to the definitive stock certificates. The amount to be paid in each installment will be Ps. 0.2714 per share in favor of the shareholders registered in the Share Registry of the Company or to others who demonstrate their ownership of shares or certificates in accordance with the Mexican Stock Exchange Law.

FOURTH.- The Secretary of the Board of Directors was instructed to make such public notices as appropriate regarding the payment of the dividends on the dates and in the amounts approved.

(V)	Discussion of a proposal to modify the dividend policy.

The following resolution was approved by a vote of 225,605,265 shares:

It was agreed to defer a proposal to modify the dividend policy, to allow for analysis by the shareholders and their representatives. The Board of Directors will call for an Extraordinary Shareholders’ Meeting to present and consider the matter, once the Board has received information in this regard.

(VI)	Designation or ratification of the members of the Board of Directors, alternates, and chairmen of the Special Committees.

The following resolutions were approved by a vote of 365,018,701 shares:

FIRST.- Bernardo Quintana Isaac, José Luis Guerrero Álvarez, and Sergio Fernando Montaño León were ratified as Board Members.

SECOND.- Luis Guillermo Zazueta Domínguez, Alberto Mulás Alonso, Salvador Alva Gómez, Manuel Francisco Arce Rincón, and Fernando Flores Pérez were ratified as Independent Board Members.

THIRD.- The Board of Directors, comprising those members nominated by the holders of Series BB shares and those approved by the Shareholders’ Meeting, is made of up the following persons:

MEMBERS OF THE BOARD OF DIRECTORS

Name	Position
Bernardo Quintana Isaac	Chairman of the Board
José Luís Guerrero Álvarez	Director
Sergio Fernando Montaño León	Director
Luís Fernando Zarate Rocha	Director
Alonso Quintana Kawage	Director
Jean Marie Chevallier	Director
Jacques Follain	Alternate Director
Luís Guillermo Zazueta Domínguez	Independent Director
Alberto Felipe Mulás Alonso	Independent Director
Salvador Alva Gómez	Independent Director
Manuel Francisco Arce Rincón	Independent Director
Fernando Flores Pérez	Independent Director

FOURTH.- The resignation of Alberto Mulás Alonso as Chairman of the Committee on Corporate Practices was accepted, while he continues to be an Independent Board Member; Fernando Flores Pérez was designated as Chairman of this Committee. Luis Guillermo Zazueta Domínguez was ratified as Chairman of the Audit Committee.

(VII)	Discussion and approval of the proposal for the compensation for the Directors and members of the Committees.

The following resolutions were approved by a vote of 369,841,493 shares:

FIRST.- Payment of an emolument of Ps. 40,000 net for Directors, permanent invitees, and secretaries for each meeting of the Board or Special Committee that they attend was approved.

SECOND.- Payment of an honorarium of US$250 net, or its equivalent in national currency, for Independent Directors for each hour that they dedicate to the affairs of the Company, outside of the meetings. This honorarium – and the conditions – will remain in place until the Shareholders’ Meeting modifies it.

(VIII)	Discussion and approval of a proposal to amend in their entirety the bylaws of the company.

The following resolutions were approved by a vote of 385,845,173 shares:

Approval was given to modify the Bylaws of the Company in accordance with the document that will be annexed to the resolutions of the Meeting.

(IX)	Designation of authorized persons to carry out the resolutions adopted by the Shareholders and formalize the resolutions adopted during the meeting.

The following resolutions were approved by a vote of 369,849,597 shares:

FIRST.- Manuel De La Torre Meléndez, Alfredo Domínguez Sánchez, Enrique Rubio Arenas, Luís Carlos Romandía García, Mayra Rocío Mireles Narváez, Eduardo Lozano Reyna, Víctor Humberto Bravo Martín, Jessika Leticia Guerrero González, and Angélica Batista González were appointed as special delegates to carry out, severally or individually, the acts necessary to make effective each of the resolutions adopted by the Shareholders’ Meeting and to formalize them by means of partial or total protocols of the acts of the Meeting, before a Notary Public of their election.

SECOND.- The Secretary of the Board of Directors was instructed to make such publications and public notices as appropriate with respect to the resolutions of this Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Víctor Humberto Bravo Martín
Víctor Humberto Bravo Martín
Chief Financial Officer

Date: April 7, 2008